VIA EDGAR AND FACSIMILE (202) 772-9368

October 3, 2006

Ms. Jill Davis

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

RE: Glencairn Gold Corporation

Form 40-F/A for the Fiscal Year Ended December 31, 2005

Filed April 3, 2006

File No. 1-32412

Dear Ms. Davis,

We are pleased to provide you our responses to the matters raised in your comment letter of September 26, 2006. For ease of reference, each comment contained in the Comment Letter appears directly above our response. Where applicable, we will incorporate the additional disclosures in future filings.

Form 40-F/A for the fiscal year ended December 31, 2005

Exhibit 99.2

10. Asset Retirement Obligations, page 12

1.

We have read your response to prior comment number seven and note that you intend to expand your disclosure to explain that closure costs previously capitalized for the Limon Mine were fully amortized. We further note that you acquired the Limon Mine in October 2003 and that your estimated asset retirement obligations were determined by an independent professional engineering firm, as indicated by your response to prior comment number two. Please confirm that those closure costs that are now fully amortized were determined and amortized in accordance with CICA 3110 for Canadian GAAP and SFAS 143 for US GAAP or otherwise advise.

Response:

We confirm that closure costs previously capitalized for the Limon Mine, that are now fully amortized, were determined and amortized in accordance with CICA 3110 for Canadian GAAP and SFAS 143 for US GAAP.

Exhibit 99.3

Management’s Discussion and Analysis, page 1

Contractual Obligations, page 8

2.

Please expand your disclosure to clarify the reason for the difference between the amount presented in this table for Site reclamation and closure and the asset retirement obligation in your consolidated balance sheets as contemplated by General Instruction B(12) of Form 40-F, which states that the required tabular presentation may be accompanied by footnotes that describe “other pertinent data to the extent necessary for an understanding of the timing and amount of the registrant’s specified contractual obligations.”

Response:

Note 10 – Asset Retirement Obligations in the consolidated notes to the financial statements discloses the fact that asset retirement obligations were discounted. Additionally, we will revise the contractual obligations disclosure in future filings to include the following statement:

Site reclamation and closure contractual obligations are presented based on estimated amounts that will be discharged. Asset retirement obligations shown in the balance sheet are presented on a discounted cash flow basis.

Should you have further questions, please address your letter to the undersigned.

Yours truly,

/s/ Derek Price

Mr. Derek Price

Vice President Finance and Chief Financial Officer

cc:	Paul Fitzsimmon and Dean Braunsteiner

PricewaterhouseCoopers LLP

Gil Cornblum

Dorsey & Whitney LLP